Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 31, 2011 - 9:30 A.M. (Pacific)
VICTORIA, BRITISH COLUMBIA

VOTING RESULTS:

This report on the voting results of the 155th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at http://www.td.com/investor/2011/Proxy_E.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

Each of the sixteen (16) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes	Votes Witheld	% Votes
		For		Withheld
William E. Bennett	455,157,697	99.8	888,707	0.2
Hugh J. Bolton	451,263,690	99.0	4,782,714	1.0
John L. Bragg	453,088,472	99.4	2,957,932	0.6
Amy W. Brinkley	455,120,449	99.8	925,955	0.2
W. Edmund Clark	453,759,122	99.5	2,287,282	0.5
Wendy K. Dobson	454,755,435	99.7	1,290,969	0.3
Henry H. Ketcham	453,987,256	99.5	2,059,148	0.5
Pierre H. Lessard	453,637,792	99.5	2,408,612	0.5
Brian M. Levitt	454,158,021	99.6	1,888,383	0.4
Harold H. MacKay	455,061,817	99.8	984,587	0.2
Irene R. Miller	452,784,877	99.3	3,261,527	0.7
Nadir H. Mohamed	454,741,637	99.7	1,304,767	0.3
Wilbur J. Prezzano	452,321,210	99.2	3,725,194	0.8
Helen K. Sinclair	452,268,863	99.2	3,777,541	0.8
Carole S. Taylor	455,522,966	99.9	523,438	0.1
John M. Thompson	454,404,824	99.6	1,641,580	0.4

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes
			Withheld
474,328,186	99.8	786,798	0.2

3 .	Advisory vote on the approach to executive compensation.

Votes For	% Votes For	Votes Against	% Votes
			Against
440,572,605	96.6	15,500,064	3.4

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5, 6 and 7 below:

4 .
Shareholder Proposal A - Critical mass of feminine skills on the Board. Studies show that companies with a critical mass of women on their board of directors do better. Respecting the fact that institutions renew the composition of their board of directors over a period ranging from 5 years to 10 years, be it resolved that the Board of Directors adopt a policy to achieve parity within no more than ten years.

Votes For	% Votes For	Votes Against	% Votes
			Against
31,497,707	6.9	424,574,345	93.1

5 .
Shareholder Proposal B - Equity Ratio. The CEO's compensation should be justified to the employees who contribute to his success and that of the company. Be it resolved that the Board of Directors adopt a policy stipulating the internal equity ratio it considers "ethically acceptable" and that it justify this in the management information circular.

Votes For	% Votes For	Votes Against	% Votes
			Against
28,588,876	6.3	427,483,594	93.7

6 .
Shareholder Proposal C - Abolition of subsidiaries and branches in tax havens. Be it resolved that the Board of Directors adopt a policy stipulating that the Bank undertakes to divest all of its subsidiaries and branches in tax havens according to the OECD definition.

Votes For	% Votes For	Votes Against	% Votes
			Against
7,250,501	1.6	448,822,416	98.4

7 .
Shareholder Proposal D - Director Share Ownership. Resolved, that all independent directors, on the board of directors of TD Bank Financial Group, be obligated to retain the level of share ownership that is required of them while they are members of the board for at least two years following their respective resignations or retirements from the board or its chairmanship.

Votes For	% Votes For	Votes Against	% Votes
			Against
17,259,436	3.8	438,813,609	96.2

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by Email at tdshinfo@td.com.